1 Kyivstar releases 3Q26 results, raises outlook 3Q26 revenue rises 17.5% YoY on higher ARPU, 3Q26 EBITDA up 10.3% Key highlights • Revenue rose 17.5% YoY to USD 349 mn (UAH 15.6 bn, +26.5%). Telecommunications and infrastructure revenue grew 8.4% (UAH +16.7%) on higher mobile ARPU and data usage. Digital revenue grew 68.9% (UAH +81.8%) to 21.7% of total revenue. • EBITDA rose 10.3% YoY to USD 189 mn (UAH 8.4 bn, +18.7%), a 54.0% margin. The telecommunications and infrastructure margin was 57.7%; the digital margin was 40.7%. • Net profit was USD 99 mn and diluted EPS USD 0.36, compared with a net loss of USD 89 mn in 3Q25. 3Q25 reflected a one-time, non-cash charge of USD 162 mn recognized in 3Q25 results related to the Kyivstar listing. • Capex fell 25.6% YoY to USD 66 mn. LTM capex intensity declined to 24.0% from 29.0%. • Free cash flow (FCF) was USD 83 mn (3Q25: USD 34 mn) and USD 274 mn for 9M26, up 56.8%. Cash and cash equivalents were USD 436 mn. Net liquidity excluding leases was USD 350 mn. • Kyivstar is raising its outlook for 2026 and now expects revenue growth of 15%–17% in USD (22%–24% in UAH) and EBITDA growth of 10%–12% in USD (18%–20% in UAH). Capex intensity remains unchanged at 21%–24%. Kyiv and New York, November 6, 2026 – Kyivstar Group Ltd. (“Kyivstar” or “the Group”) today announces financial and operating results for the third quarter of 2026, delivering double-digit revenue and EBITDA growth and higher cash generation. Revenue grew 17.5% YoY to USD 349 mn (26.5% in UAH), EBITDA grew 10.3% to USD 189 mn (18.7% in UAH), 9M26 FCF grew 56.8% YoY to USD 274 mn (+65.9% in UAH). Digital revenue grew 68.9% YoY to 21.7% of Group revenue, while digital EBITDA grew 74.2%. Commenting on the results, Kyivstar President Oleksandr Komarov said: “This quarter shows how Kyivstar expands. Our network brings customers in. Our different digital services give our customers reason to use Kyivstar more throughout their day, and customers who use more of Kyivstar spend more across Kyivstar. That growth turns into cash for the next round of expansion: nine-month free cash flow rose 57%. Our network stayed online even in the most demanding conditions. The stronger our business, the more we can lead the way in keeping Ukraine connected, healthy and on the move.” Telecom & Infrastructure: ARPU-led growth • Telecommunications and infrastructure revenue grew 8.4% YoY to USD 273 mn (16.7% in UAH). EBITDA rose 2.9% to USD 158 mn. The 57.7% margin was down 3.1 p.p. YoY on account of higher energy costs. • Mobile ARPU rose 8.6% to USD 4.0 (16.9% to UAH 178.9), supported by 20.0% higher data usage and 4G penetration of 71.5% (+4.9 p.p.). • Broadband customers grew 11.3% YoY to 1.3 mn. An Open Access agreement with Ukrtelecom lets Kyivstar serve home-internet customers over Ukrtelecom’s fiber network, expanding the Group’s market reach further.

Digital: scaling profitably

- Digital revenue grew 68.9% YoY to USD 76 mn, 21.7% of Group revenue. Digital EBITDA grew 74.2% to USD 31 mn, a 40.7% margin.
- Digital customers active in the quarter comprised 29.5 mn, up 48.2% YoY, including Tabletki, consolidated from February 2026.
- Multiplay customers now represent 40.3% of one-month active customers (+8.6p.p. YoY) and generate 1.5x the ARPU of the average mobile user, reinforcing the flywheel between connectivity, digital adoption and revenue growth.

Strong cash generation

- Free cash flow reached USD 83 mn in 3Q26 and USD 274 mn in 9M26 (+56.8% YoY). Capex fell 25.6% to USD 66 mn. LTM capex intensity declined to 24.0% from 29.0%.
- Cash and cash equivalents stood at USD 436 mn as of September 30, 2026. Net liquidity excluding leases was USD 350 mn, and net debt including leases was USD 66 mn.

Other significant developments

- Expanded Uklon at home and abroad, entering four more Ukrainian cities and five cities in Uzbekistan's Fergana Valley.
- Opened fiber access with Ukrtelecom: Open Access agreement for reciprocal use of each operator's fiber networks, starting in three regions.
- Expanding the Group's enterprise cloud services and digital ecosystem with the announced acquisition of Ukrainian firm GigaCloud.
- Deepened presence in the international and multinational business community by opening a New York office at Rockefeller Center and marking one year on Nasdaq.

Kyivstar is revising its 2026 outlook

	USD		UAH	
	Revised	**Previous**	**Revised**	**Previous**
Revenue growth, YoY	**15%–17%**	14%–16%	**22%–24%**	21%–23%
EBITDA growth, YoY	**10%–12%**	9%–12%	**18%–20%**	17%–19%
Capex intensity	**21%–24%**	21%–24%	**21%–24%**	21%–24%

Additional information

Additional information, including the full earnings release and the results presentation, is available on Kyivstar's Investor Relations website at https://investors.kyivstar.ua/

3Q26 results presentation and conference call

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3 Kyivstar will also host a results presentation conference call with senior management at 08:30 ET / 15:30 EET / 17:30 GST today, November 6. To register and access the webcast conference call, please click below or copy and paste this link to the address bar of your browser: https://kyivstar-3q-2026-results-presentation.open-exchange.net/registration Once registered, you will receive confirmation by email with the link to access the webcast and dial-in details to listen to the conference call over the phone. Join the conversation live In addition to the webcast, the conference call will also be livestreamed on YouTube. This option allows you to follow the discussion in real time from any device without the need for registration or dial-in details. Simply click below or copy and paste this link to the address bar of your browser: https://www.youtube.com/live/EzqpXVEnG9M Q&A If you want to participate in the Q&A session, we ask that you select the “Yes” option on the “Will you be asking questions live on the call?” dropdown box. That will bring you to a page where you can join the Q&A room by clicking “Connect to meeting.” You will be brought into a Zoom webinar where you can listen to the presentation. Once the Q&A begins, please use the “Raise hand” button on the bottom of your Zoom screen to enter the queue for questions. The moderator will announce your name as well as sending a message to your screen asking you to confirm you wish to speak when your turn is reached. Once accepted, please unmute your microphone and ask your question. You can also submit your questions prior to the webcast event to Kyivstar Investor Relations at ir@kyivstargroup.com. About Kyivstar Group Ltd. Kyivstar Group Ltd. is a Nasdaq-listed holding company that operates JSC Kyivstar, Ukraine’s leading digital operator and the first Ukrainian company to list on a U.S. stock exchange. Kyivstar Group Ltd and its companies provide a broad range of connectivity and digital services, including mobile and fixed-line voice and data, ride-hailing, e-health, digital TV, and enterprise solutions such as Big Data, cloud, and cybersecurity. For more information, visit: https://investors.kyivstar.ua. Performance measures and non-GAAP financial measures In presenting our results, Kyivstar has included certain financial and operating measures, including EBITDA, EBITDA margin, Digital EBITDA, free cash flow and capex intensity, that are not prepared in accordance with International Financial Reporting Standards (“IFRS”). Management believes these measures are useful to consider. The key performance measures and non-GAAP or non-IFRS financial measures that Kyivstar believes are meaningful in analyzing its performance are summarized in Attachment D of Kyivstar’s earnings release as of the date of this press release and where applicable a reconciliation of non-GAAP/non-IFRS financial measures to IFRS financials is

4 provided in Attachment A of Kyivstar’s earnings release. None of these non-GAAP/non-IFRS financial measures should be viewed as a substitute for those determined in accordance with IFRS and Kyivstar’s methodology for calculating these measures has limitations, including potential differences from the way industry peers calculate such measures. Disclaimer and notice to reader This document contains “forward-looking statements” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward- looking statements include, but are not limited to, statements relating to Kyivstar’s future operating results, targets, or financial position. There are numerous risks and uncertainties that could cause actual results and Kyivstar’s plans and objectives to differ materially from those expressed in the forward-looking information, such as those risks discussed in the section entitled “Risk Factors” Kyivstar Group’s 20-F filed with the SEC on March 16, 2026 as such document may be amended or supplemented from time to time, and in any other subsequent filings with the SEC by Kyivstar. The forward-looking statements contained in this document speak only as of the date hereof and Kyivstar disclaims any obligation to update or revise any of these forward-looking statements, except as required by applicable laws. See “Disclaimer and Notice to Readers” in our full 3Q26 Earnings Release for a more fulsome description of the above. Contact information Kyivstar Group Ltd Investor Relations ir@kyivstargroup.com